As filed with the U.S. Securities and Exchange Commission on September 15, 2021

File No. 333-195493
File No. 811-22961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒
    Pre-Effective Amendment No. 85 ☐
    Post-Effective Amendment No. ☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒
    Amendment No. 88 ☒

<u>Alpha Architect ETF Trust</u>
(Exact Name of Registrant as Specified in Charter)

213 Foxcroft Road
Broomall, Pennsylvania 19008
(Address of Principal Executive Offices, Zip Code)

(215) 882-9983
(Registrant's Telephone Number, including Area Code)

Wesley R. Gray
213 Foxcroft Road
Broomall, Pennsylvania 19008
(Name and Address of Agent for Service)

Copy to:
Michael Pellegrino, Esq.
Pellegrino, LLC
303 West Lancaster Avenue, Suite 302
Wayne, PA 19087

It is proposed that this filing will become effective
☐   immediately upon filing pursuant to paragraph (b)
☒   On October 15, 2021, pursuant to paragraph (b)
☐   60 days after filing pursuant to paragraph (a)(1)
☐   on pursuant to paragraph (a)(1)
☐   75 days after filing pursuant to paragraph (a)(2)
☐   on _____ pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box

☒   this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

EXPLANATORY NOTE

The sole purpose of this filing is to delay the effectiveness of the Registrant's Post-Effective Amendment No. 64 (the "Amendment") to its Registration Statement (filed on April 16, 2021) with respect to its series, the CG Hydrogen & Energy Age ETF (formerly named the CG Hydrogen Age ETF), until October 15, 2021, the effectiveness of which was previously delayed pursuant to Post-Effective Amendment No. 72 to the Registrant's Registration Statement on Form N-1A, filed on June 30, 2021, further delayed pursuant to Post-Effective Amendment No. 78 to the Registrant's Registration Statement on Form N-1A, filed on July 29, 2021, and further delayed pursuant to Post-Effective Amendment No. 83 to the Registrant's Registration Statement on Form N-1A, filed on August 26, 2021. Parts A, B and C of the Amendment are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940, the Trust certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment to its Registration Statement on Form N-1A under Rule 485(b) under the Securities Act and has duly caused this Post-Effective Amendment No. 85 to the Registrant's Registration Statement (File No. 333-195493) to be signed on its behalf by the undersigned, duly authorized, in the City of Broomall, State of Pennsylvania, on this 15th day of September, 2021.

ALPHA ARCHITECT ETF TRUST

By: /s/ John Vogel
John Vogel
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Wesley R. Gray Wesley R. Gray*	Trustee and President	September 15, 2021
/s/ John R. Vogel John R. Vogel	Treasurer and Chief Financial Officer	September 15, 2021
/s/ Patrick Cleary Patrick Cleary	Secretary and Chief Compliance Officer	September 15, 2021
/s/ Daniel Dorn Daniel Dorn*	Trustee	September 15, 2021
/s/ Michael Pagano	Trustee	September 15, 2021

Michael Pagano*

/s/ Emeka Oguh	Trustee	September 15, 2021
Emeka Oguh*		

By: /s/ John Vogel
       John Vogel
       Attorney-in-Fact
       (Pursuant to Power of Attorney previously filed with Post-Effective Amendment No. 25 to the Registrant's registration statement on January 28, 2020)